OMB APPROVAL


UNITED STATES
OMB Number:     3235-0145


SECURITIES AND EXCHANGE COMMISSION
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.          1         )*

Advanced Technology Materials Inc.

(Name of Issuer)


Common Stock, par value $0.01

(Title of Class of Securities)



00754X105


(CUSIP Number)



Check the following box if a fee is being paid with this statement

 .  (A fee is not required only if the filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)

CUSIP No.
           00754X105
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


CREDIT SUISSE FIRST BOSTON, INC.
13-2853402




2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*






(a)











(b)
X








3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware







NUMBER OF
5
SOLE VOTING POWER
-0- Shares of Common Stock, no par value

SHARES
BENEFICIALLY
OWNED BY
EACH
6
SHARED VOTING POWER
-0-

REPORTING
PERSON
WITH
7
SOLE DISPOSITIVE POWER
189,500 Shares of Common Stock, no par value


8
SHARED DISPOSITIVE POWER
-0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
189,500 Shares of Common Stock, no par value

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
N/A

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.6%

12
TYPE OF REPORTING PERSON*
HC

*SEE INSTRUCTION BEFORE FILLING OUT!



Amendment No. 1

     This Amendment No. 1, dated February 1997, amends a
Schedule 13G previously filed by CS First Boston, Inc. on February 9, 1994 (the "Schedule 13G") and relates to the Common Stock, par value $0.01 per share (the "Shares"), of Advanced Technology Materials Inc. Except as provided otherwise, the information set forth herein is as of December 31, 1996. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item(s) 2(a), (b), (c), 4, 5, 7 are hereby replaced by the following.

Item 2.


(a)
Name of Person Filing:


CREDIT SUISSE FIRST BOSTON, INC.

(b)
Address of Principal Business Office:


11 Madison Avenue, New York, NY  10010

(c)
Citizenship:


Delaware


Item 4.
Ownership*

(a)
Amount Beneficially Owned:


189,500 Shares of Common Stock, no par value

(b)
Percent of Class:


2.6%

(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote



-0-  Shares of Common Stock, no par value


(ii)
shared power to vote or to direct the vote



-0-


(iii)
sole power to dispose or to direct the disposition of



189,500 Shares of Common Stock, no par value


(iv)
shared power to dispose or to direct the disposition of



-0-




Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

X
 .





* The ultimate parent company of Credit Suisse First Boston, Inc. (formerly known as CS First Boston, Inc.) ("CSFBI) is Credit Suisse Group (formerly known as CS Holding) ("CSG"). CSG, for purposes of federal securities laws, may be deemed ultimately to control CSFBI. CSG, its executive officers and directors and its direct and indirect subsidiaries, in addition to CSFBI, may beneficially own shares of the issuer and such shares are not reported in this statement. CSG disclaims beneficial ownership of shares beneficially owned by its direct and indirect subsidiaries, including CSFBI. Effective January 1, 1997, CSG reorganized its corporate structure. Pursuant to the reorganization, a direct Swiss bank subsidiary of CSG, Credit Suisse First Boston (formerly known as Credit Suisse), became the sole shareholder of CSFBI.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                             2/13/97

Date
CREDIT SUISSE FIRST BOSTON, INC.


Signature

Lori M. Russo / Corporate Secretary


Name/Title









70350078.CTD   Page 4 of 4 pages